# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dick's Sporting Goods, Inc., CIK 0001089063
CUSIP: 253393102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0002100028
Persons authorized to receive notices and communications: Michael E. Stack, 345 Court Street, Coraopolis, Pennsylvania (PA), 15108, (724) 273-3400; Elizabeth Baran, Dick's Sporting Goods, 345 Court Street, Coraopolis, Pennsylvania (PA), 15108, (724) 273-3400

## Reporting persons
- Michael E. Stack (CIK 0002100028): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 34,425; shared voting power 9,051,615; sole dispositive power 31,300; shared dispositive power 12,056,390; aggregate amount beneficially owned 12,090,815 (15.42% of the class)
  Comment: Row 7: Represents 10,283 shares of common stock (including 3,125 shares of restricted common stock; see footnote 3) and 24,142 shares of Class B common stock beneficially owned by Mr. Stack. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
  
  Row 8: Includes 8,961,222 shares of Class B common stock and 90,393 shares of common stock held in three trusts: the Edward W Stack Irrev Trust U/A DTD 1/21/2020; the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020; and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Stack Trusts"). Mr. Stack serves as one of two members of a committee that is jointly responsible for making voting and dispositive decisions for Overbrook235 LLC, the limited liability company that serves as sole trustee (the "Trustee") of the Stack Trusts, thus maintaining shared voting power over the shares held thereby.
  
  Row 9: Mr. Stack also owns 3,125 shares of restricted common stock, of which (i) 892 shares vest in April 2026, (ii) 167 shares vest in September 2026, (iii) 697 shares vest in April 2027, (iv) 17 shares vest in September 2027 and (v) 1,352 shares vest in April 2028. Until the shares vest, they may be voted, but may not be sold or otherwise transferred.
  
  Row 10: Includes 11,965,997 shares of Class B common stock and 90,393 shares of common stock held in the Stack Trusts as well as the Denise Stack Non Exempt Descendants Trust (collectively with the Stack Trusts, the "Trusts"). Mr. Stack serves as one of two members of a committee that is jointly responsible for making dispositive decisions for the Trustee of the Trusts, thus maintaining shared dispositive power over the shares held thereby.
  
  Row 11: Includes 24,142 shares of Class B common stock beneficially owned by Mr. Stack, 3,125 shares of restricted common stock, and 11,965,997 shares of Class B common stock and 90,393 shares of common stock held in the Trusts referenced in the comments to rows 8 and 10.
  
  Row 13: Based on 66,398,273 shares of common stock issued and outstanding as of November 28, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Dick's Sporting Goods, Inc.
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Comment: This statement on Schedule 13D (this "Schedule") relates to shares of common stock, $0.01 par value per share (the "common stock") and Class B common stock $0.01 par value per share (the "Class B common stock"), of Dick's Sporting Goods, Inc., a Delaware corporation (the "Issuer"). The address and principal office of the Issuer is 345 Court Street, Coraopolis, PA 15108.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Michael E. Stack.
Residence or business address: Michael E. Stack is the Issuer's Senior Vice President, Footwear & Golf Galaxy. The address of Michael E. Stack and the Issuer is 345 Court Street, Coraopolis, PA 15108.
Present principal occupation or employment: Michael E. Stack is the Issuer's Senior Vice President, Footwear & Golf Galaxy. The address of Michael E. Stack and the Issuer is 345 Court Street, Coraopolis, PA 15108.
Criminal convictions in the last five years: During the past five years, Michael E. Stack has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, Michael E. Stack has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of common stock and Class B common stock covered by this filing for Michael E. Stack include shares purchased in the open market from time to time by Michael E. Stack using personal funds, when permitted to do so under the terms of the Issuer's policies, including its Insider Trading Policy, shares transferred to him by family members, shares acquired by him from the Issuer pursuant to stock splits, shares issued to him by the Issuer as bonuses or compensation, and shares sold in the open market or transferred by Michael E. Stack to family members. The shares covered by this filing also include shares of the Issuer's common stock and Class B common stock held or acquired by each of the Denise Stack Non Exempt Descendants Trust, the Edward W Stack Irrev Trust U/A DTD 1/21/2020, the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020 and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Trusts"), over which Michael E. Stack has shared voting and/or dispositive power as a member of the investment committee of the trustee, and a pecuniary interest as a co-beneficiary under the Trusts (see Item 4 for additional discussion).

## Item 4. Purpose of Transaction
Purpose of transaction: Michael E. Stack does not have any plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Michael E. Stack may acquire shares of common stock pursuant to equity awards granted to him by the Issuer or transferred to him by family members or, for investment purposes, Michael E. Stack may acquire or dispose of shares of common stock through open market transactions or otherwise, and may gift shares of common stock or Class B common stock. Further, additional shares of common stock or Class B common stock may be acquired or disposed of by each of the Trusts, over which Michael E. Stack shares voting and/or dispositive power and holds a pecuniary interest as a co-beneficiary.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Michael E. Stack has the sole voting power over 34,425 shares (0.05% of the outstanding common stock on an as-converted basis) and sole dispositive power over 31,300 shares (0.05% of the outstanding common stock on an as-converted basis). Michael E. Stack has shared voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). Michael E. Stack has shared dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 11,965,997 shares of Class B common stock (15.27% of the outstanding common stock on an as-converted basis). In the aggregate, Michael E. Stack has beneficial ownership of 12,090,815 shares (or 15.42% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Michael E. Stack has the sole voting power over 34,425 shares (0.05% of the outstanding common stock on an as-converted basis) and sole dispositive power over 31,300 shares (0.05% of the outstanding common stock on an as-converted basis). Michael E. Stack has shared voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). Michael E. Stack has shared dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 11,965,997 shares of Class B common stock (15.27% of the outstanding common stock on an as-converted basis). In the aggregate, Michael E. Stack has beneficial ownership of 12,090,815 shares (or 15.42% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Transactions in the class effected during the past sixty days: Effective March 12, 2026, the trustee for each of the Trusts was changed to Overbrook235 LLC, a Wyoming limited liability company. Pursuant to the terms of the operating agreement governing the trustee, two members of the designated investment committee, one of whom is Michael E. Stack, have joint authority over the trustee with respect to voting and/or dispositive decisions for Issuer shares held by the Trusts.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated by reference to this Item 6. Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 and Voting Agreement and Proxy dated October 13, 2009 ("Voting Agreement"), the voting power, but not dispositive power, with respect to 3,004,775 shares held by the Denise Stack Non Exempt Descendants Trust is controlled by a party to the Voting Agreement, rather than by Overbrook235 LLC as trustee.

Except as otherwise described in this Schedule 13D, Michael E. Stack does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Michael E. Stack: /s/ Michael E. Stack, Michael E. Stack (03/13/2026)